08027033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 26902 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutherford, Brown & Catherwood, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 JFK BLVD STE 500
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clifford P. Haugen 215-981-0882
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

State of: Pennsylvania
County of: Philadelphia

# OATH OR AFFIRMATION

I, Clifford P. Haugen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutherford, Brown & Catherwood, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sworn to and subscribed before me
this 6th day of Feb 2008

Signature

President
Title

Lisa A. Schaub
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lisa A. Schaub, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Dec. 25, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in [redacted] Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Rutherford, Brown & Catherwood, LLC

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

## Financial Statements
## with Additional Information
## December 31, 2007 and 2006

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

## Report of Independent Auditors

To the Members of
Rutherford, Brown & Catherwood, LLC:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Rutherford, Brown & Catherwood, LLC at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2007) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2008

## Rutherford, Brown & Catherwood, LLC
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Statements of Financial Condition**

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 1,094,984 | $ 719,167 |
| Commissions receivable | 119,394 | 111,631 |
| Securities owned (pledged as collateral, see Note 3) | - | 1,021,277 |
| Prepaid expenses | 31,440 | 29,167 |
| Total assets | $ 1,245,818 | $1,881,242 |
| **Liabilities and Members' Equity** | | |
| Accounts payable and accrued expenses | $ 16,300 | $ 8,341 |
| Accrued compensation and benefits | 2,470 | 1,449 |
| Accrued sales commissions | 55,790 | 51,997 |
| Payable to clearing firm | - | 723,259 |
| Payables to related parties | 15,588 | 23,300 |
| Total liabilities | 90,148 | 808,346 |
| **Members' Equity** | | |
| Class A interest | $ 1,037,497 | $ 995,386 |
| Class B interest | 118,173 | 77,510 |
| Total members' equity | 1,155,670 | 1,072,896 |
| Total liabilities and members' equity | $ 1,245,818 | $1,881,242 |

***The accompanying notes are an integral part of these financial statements.***

## Rutherford, Brown & Catherwood, LLC
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Statements of Income**

| | Year Ended December 31, 2007 | 2006 |
|---|---|---|
| **Operating Revenues** | | |
| Commissions | $ 1,527,649 | $ 1,524,846 |
| Fees | 154,377 | 123,673 |
| Investment income | 44,162 | 59,030 |
| Interest and other | 89,835 | 36,727 |
| Total operating revenues | 1,816,023 | 1,744,276 |
| **Operating Expenses** | | |
| Employment expenses | 322,354 | 287,940 |
| Registered representative sales commissions | 644,034 | 558,548 |
| Clearing charges | 197,516 | 204,857 |
| Outside services | 160,759 | 159,121 |
| Rent | 102,219 | 91,582 |
| Service agreement | 120,194 | 108,822 |
| Professional fees | 49,465 | 27,358 |
| Registration | 25,821 | 25,269 |
| Equipment rental | 15,868 | 19,098 |
| Other operating expenses | 95,019 | 119,033 |
| Total operating expenses | 1,733,249 | 1,601,628 |
| Net income | $ 82,774 | $ 142,648 |

***The accompanying notes are an integral part of these financial statements.***

**Rutherford, Brown & Catherwood, LLC**
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Statements of Changes in Members' Equity**
**For the Years Ended December 31, 2007 and 2006**

| | Class A | Class B | Total Members' Equity |
|---|---|---|---|
| Balances at December 31, 2005 | 922,815 | 7,433 | 930,248 |
| Net income | 72,571 | 70,077 | 142,648 |
| Balances at December 31, 2006 | $ 995,386 | $ 77,510 | $1,072,896 |
| Net income | 42,111 | 40,663 | 82,774 |
| Balances at December 31, 2007 | $1,037,497 | $ 118,173 | $1,155,670 |

***The accompanying notes are an integral part of these financial statements.***

## Rutherford, Brown & Catherwood, LLC
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Statements of Cash Flows**

| | Year Ended December 31, 2007 | 2006 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ 82,774 | $ 142,648 |
| Securities owned, net | 1,021,277 | (1,021,277) |
| Net change in payable to clearing firm | (723,259) | 723,259 |
| Adjustments to reconcile net income to net cash provided/used by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | (7,763) | (6,039) |
| Receivables from related parties | - | 11,826 |
| Prepaid expenses | (2,273) | 3,657 |
| Accounts payable and accrued expenses | 8,980 | (6,786) |
| Accrued sales commissions | 3,793 | 11,461 |
| Payables to related parties | (7,712) | (3,669) |
| Net cash provided/used by operating activities | 375,817 | (144,920) |
| Net increase in cash and cash equivalents | 375,817 | (144,920) |
| Cash and cash equivalents, beginning of year | 719,167 | 864,087 |
| **Cash and cash equivalents, end of year** | $1,094,984 | $ 719,167 |

***The accompanying notes are an integral part of these financial statements.***

## 1. Operations

Rutherford, Brown & Catherwood, LLC (RBC) or (the Company) was organized as a limited liability company on August 8, 1999 under the laws of the state of Delaware. RBC, a broker-dealer registered under the Securities Exchange Act of 1934, as amended, principally serves the United States markets and is engaged primarily in equity and bond trading. RBC operates as an introducing broker and clears on a fully disclosed basis.

On January 31, 2001, Phoenix Investment Partners, Ltd. (PXP), an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX), acquired a 75% interest in RBC as a result of the acquisition of 278,426 Class B units of RBC from minority members concurrent with the acquisition of the stock of RBC's majority member, Rutherford Financial Corporation (RFC). At the time of the acquisition, RFC owned 500,000 Class A units of RBC. In addition, on January 31, 2001 PXP also acquired a majority interest in Walnut Asset Management LLC (WAM), a related party. On March 22, 2004, PXP acquired the outstanding minority interests in both RBC and WAM, at which time each became a wholly-owned subsidiary of PXP (see Note 7). The purchase accounting for the acquisitions of RBC was recorded by PXP and is not reflected in RBC's financial statements.

## 2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

### Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market mutual fund investments.

### Investments

These investments are classified as trading securities and are carried at fair value, which is determined based on the publicly quoted market prices. Unrealized appreciation or depreciation on investments is included in investment income.

### Office Equipment and Improvements

Office equipment and improvements are recorded at cost. Depreciation is computed using an accelerated method with estimated useful lives of five to seven years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations. As of December 31, 2004 all office equipment and improvements were fully depreciated.

**Revenue Recognition**

Commissions earned are recorded on a trade date basis and are computed based upon contractual agreements. Clearance costs, included in operating expenses, include clearing charges, commissions paid to executing brokers, and other trading costs recorded on a trade date basis. Fees earned on money market funds at RBC's clearing broker are recorded as earned on a monthly basis.

Revenues earned on equity and bond transactions are recorded on a trade date basis and are included in Commissions on the Statements of Income.

**Income Taxes**

The Company is classified as a partnership for federal and state income tax purposes. The members of RBC are taxed on their proportionate share of RBC's taxable income. Therefore, no provision or liability for federal or state income taxes related to RBC is included in these financial statements.

## 3. Investments

The Company did not hold any investments as of December 31, 2007. The Company held municipal bonds as trading inventory as of December 31, 2006. These bonds were purchased on margin and held as collateral for the payable to the Clearing Firm. The payable to the Clearing Firm bears interest at a variable rate based primarily on the Federal Funds interest rate. At December 31, 2006, this payable was collateralized by the trading inventory, which is classified as securities owned of $1,021,277. Information regarding these investments has been aggregated and is presented below:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Securities owned | $ -- | $ 1,021,277 |

## 4. Office Equipment and Improvements

Office equipment and improvements is comprised of the following:

| | December 31 2007 | December 31 2006 |
|---|---|---|
| Office equipment and software | $ 45,220 | $ 45,220 |
| Furniture and fixtures | 39,713 | 39,713 |
| | 84,933 | 84,933 |
| Accumulated depreciation | (84,933) | (84,933) |
| Office equipment and improvements, net | $ -- | $ -- |

## 5. Employee Benefit Plans

The employees of RBC are eligible to participate in a defined contribution 401(k) retirement plan, which is sponsored by PNX. The plan complies with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Contributions of $34,122 and $25,215 were made by RBC during 2007 and 2006, respectively.

The employees of RBC, along with employees of certain other PXP affiliates, are covered under a qualified defined benefit pension plan and are eligible to participate in a defined contribution 401(k) retirement plan, each of which is sponsored by PNX and administered by a third party administrator. The qualified pension and 401(k) savings plans comply with requirements established by ERISA. Additionally, an excess benefit plan for employees provides for those portions of pension obligations that are in excess of amounts permitted by ERISA. RBC is charged monthly for costs associated with these benefits.

The employees of RBC also receive certain health care and life insurance benefits provided under multi-employer plans sponsored by PNX. RBC is charged monthly by Phoenix Life for costs associated with these benefits.

## 6. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, RBC is subject to certain rules regarding minimum net capital. RBC operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for RBC are as follows:

| | December 31, | |
|---|---|---|
| | **2007** | **2006** |
| Aggregate indebtedness | $ 90,148 | $ 89,472 |
| Net capital | 1,083,204 | 964,337 |
| Ratio of aggregate indebtedness to net capital | .1 to 1 | .1 to 1 |

The Company's minimum required net capital at each of December 31, 2007 and 2006 is $100,000. The operations of RBC do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, RBC is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such rule.

## 7. Other Related Party Transactions

### Intercompany Agreements

The Company has an agreement with RFC whereby RBC pays RFC a monthly fee for administrative services that includes its allocable portion of rent, insurance, and other expenses paid by RFC on RBC's behalf. In 2007 and 2006 RBC reimbursed RFC $118,478 and $109,627, respectively, for operating expenses incurred by RFC on RBC's behalf, which are charged to the specific expense line items on the Statements of Income. Annual reconciliations are performed and any variance in the total amount reimbursed to actual expenses incurred is included in receivable from, or payable to, related parties on the Statements of Financial Condition. As of December 31, 2007 and 2006, this reconciliation resulted in a payable to RFC of $1,021 and $667, respectively, for estimated payments which were less than actual expenses paid by RFC on RBC's behalf.

RFC acts as a paymaster to RBC and WAM, whereby all employees are paid as employees of RFC who then passes through the full employment costs to RBC and WAM, respectively, in accordance with separate agreements. The costs associated with the RFC employees identified as performing services directly for RBC are included in Employment expenses on the Statements of Income and Accrued compensation and benefits on the Statements of Financial Condition. RBC also has a separate service agreement with WAM whereby payments are made to WAM to cover a portion of the compensation expense associated with employees who are on WAM's payroll that also perform functions for RBC. RBC reimbursed WAM $227,401 and $280,673 in 2007 and 2006, respectively, which are included in Service agreement and sales commission expense on the Statements of Income. As of December 31, 2007 and 2006, this reconciliation resulted in a payable to WAM of $106 and $11,108, respectively, for estimated payments which were less than actual expenses paid by WAM. In addition, WAM reimbursed RBC $172,960 and $158,941 in 2007 and 2006, respectively, for salary paid to one money manager who is an employee of RBC and performed portfolio management services for WAM.

### Payables to Related Parties

Payables to related parties consist of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Short-term advances payable to PXP | $ 14,461 | $ 11,525 |
| Service agreement payable to RFC | 1,021 | 667 |
| Expenses paid by WAM on RBC's behalf | 106 | 11,108 |
| Total | $ 15,588 | $ 23,300 |

Related party receivables and payables are reviewed monthly and are settled to the extent cash is available.

### 8. Limited Liability Members

In May 2003, a total of 111,694 Class B units were sold to PXP by certain members of RBC under the provisions of an agreement with PXP that was executed at the time of acquisition, increasing PXP's ownership of RBC to 90.6%. On March 22, 2004, PXP acquired the outstanding 92,695 Class B units, or 9.4% minority interest, in RBC for $80,645, at which time RBC became a wholly-owned subsidiary of PXP.

At each of December 31, 2007 and 2006 there were 500,000 of Class A LLC units and 482,815 of Class B LLC units issued and outstanding. Class A interests rank senior to Class B interests in respect to the right to receive payments from RBC upon its dissolution or termination. Net profits and losses of RBC are allocated pro-rata to all members based upon the per-share weighted average number of days the member's interest was outstanding during the year.

### 9. Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. RBC places its cash with high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limit. RBC routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

### 10. Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between RBC and the clearing broker, the clearing broker has the right to charge RBC for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge RBC has no maximum amount and applies to all trades executed through the clearing broker, RBC believes there is no maximum amount assignable to this right. RBC believes that since it only trades with customer invested funds, the risk of loss is remote. RBC made no payments to the clearing broker related to this guarantee in 2007 and 2006, and has recorded no liabilities with regard to the commitment as of December 31, 2007.

In addition, RBC has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. RBC's clearing broker monitors the credit standing of all counterparties with which it conducts business.

In the ordinary course of business, RBC may also enter into contracts with other third parties pursuant to which the third parties provide services on behalf of RBC or RBC provides services on behalf of the third parties. In certain circumstances, RBC may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined. RBC made no such payments to third parties in 2007, and has recorded no liabilities with regard to commitments as of December 31, 2007. RBC believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

**11. Subsequent Event**

On February 7, 2008, PNX announced their intention to spin off PXP, by way of a dividend of PXP's stock to the PNX shareholders. PNX expects to complete the transaction in the third quarter of 2008. The impact of this transaction should not have a material impact on RBC.

**Rutherford, Brown & Catherwood, LLC** **Schedule I**
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Computation of Net Capital Under Rule 15c3-1** **Additional Information**
**December 31, 2007**

**Net Capital**

| | | |
|---|---|---|
| Members' equity | | $1,155,670 |
| Less nonallowable assets: | | |
| Non-allowable receivables from broker/dealers | $ 21,120 | |
| Prepaid expenses | 31,440 | 52,560 |
| Net capital before specific reduction in the market value of securities | | 1,103,110 |
| Less securities haircuts pursuant to Rule 15c3-1 | | 19,906 |
| Net capital | | $1,083,204 |

**Aggregate Indebtedness**

| | |
|---|---|
| Total liabilities included in statement of financial condition | $ 90,148 |
| Aggregate indebtedness | $ 90,148 |
| Minimum net capital required to be maintained (greater of $100,000 or 6 2/3% of $90,148) | $ 100,000 |
| Net capital in excess of minimum requirements ($1,083,204-$100,000) | $ 983,204 |
| Ratio of aggregate indebtedness to net capital | .1 to 1 |

**Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report**

No material differences exist between the amounts appearing above and the computation reported by RBC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2007.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer**

To the Members of
Rutherford, Brown & Catherwood, LLC:

In planning and performing our audit of the financial statements of Rutherford, Brown & Catherwood, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2008



END